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                                December 10, 2008



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Esq., Branch Chief and Geoffrey Kruczek, Esq., Staff Attorney


Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-151584)


Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), Global Resource Corporation, a Nevada corporation (the "REGISTRANT"), hereby applies to the Securities and Exchange Commission (the "COMMISSION") for its consent to immediately withdraw the Registrant's registration statement on Form S-1 (Registration Statement No. 333-151584) filed by the Company with the United States Securities and Exchange Commission (the "COMMISSION") on June 11, 2008 as amended by Amendment No. 1, as filed on October 22, 2008, including all exhibits thereto (the "REGISTRATION STATEMENT"). The Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

The withdrawal is being sought because the selling security holder identified in the Registration Statement may sell the shares of the Company's common stock covered by the Registration Statement pursuant to Rule 144 and, therefore, registration under the Securities Act is not required. The selling security holder, who is not an affiliate of the Company, has consented to the withdrawal of the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.




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    BLOOMFIELD BUSINESS PARK 408 BLOOMFIELD DR. UNIT 3 WEST BERLIN, NJ 08091
                          856-767-2450 FAX 856-767-2490
                           WWW.GLOBALRESOURCECORP.COM



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Should you have further questions regarding this request for withdrawal, please contact the Registrant's legal counsel, Sol V. Slotnik. Mr. Slotnik may be reached at (212) 687-1222. Thank you for your assistance in this matter.

                                       Sincerely,

                                       GLOBAL RESOURCE CORPORATION


                                      /s/ Eric Swain
                                      ----------------------------------------
                                      Name:  Eric Swain
                                      Title: Chief Executive Officer

                                      /s/ Jeffrey J. Andrews
                                      ----------------------------------------
                                      Name: Jeffrey J. Andrews
                                      Title: Chief Financial Officer





--------------------------------------------------------------------------------
    BLOOMFIELD BUSINESS PARK 408 BLOOMFIELD DR. UNIT 3 WEST BERLIN, NJ 08091
                          856-767-2450 FAX 856-767-2490
                           WWW.GLOBALRESOURCECORP.COM